UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 13, 2023 (February 7, 2023)

Date of Report: (Date of earliest event reported)

Called Higher Studios, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3777260
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Full mailing address of principal executive offices)

(888) 552-2553

(Issuer’s telephone number, including area code)

www.calledhigherstudios.com

(Issuer’s website)

Class A Voting Common Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On February 7, 2023, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to amend Article IV to: (i) increase the number of authorized shares of Class A Voting Common Stock to 250,000,000; and (ii) increase the number of authorized shares of Class B Voting Common Stock to 250,000,000. The Amended and Restated Certificate of Incorporation is attached to Form 1-U as Exhibit 99.1.

On February 10, 2023, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to amend Article IV to remove any conversion rights for its Class B Voting Common Stock. The Amended and Restated Certificate of Incorporation is attached to Form 1-U as Exhibit 99.2.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Amended and Restated Certificate of Incorporation dated February 7, 2023
99.2	Amended and Restated Certificate of Incorporation dated February 10, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLED HIGHER STUDIOS, INC.

	By:	/s/ Jason Brown
	Name:	Jason Brown
	Title:	Chief Executive Officer (Principal Executive Officer), Principal Financial Officer and Director

Date: February 13, 2023

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